June 26, 2008

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

Attn:       Jennifer Thompson, Branch Chief
Division of Corporate Finance
Mail Stop 3561

Re:          Cadiz Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 14, 2008
File No. 0-12114

Dear Ms Thompson:

On behalf of Cadiz Inc. (the "Company") and in response to the comments of the staff ("Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated June 5, 2008 (the "Comment Letter") I submit this letter containing the Company's responses to the Comment Letter.

The Company's responses to the Comment Letter correspond to the numbered comments in the Comment Letter.

After your consideration of our responses to the Comment Letter, we would request that the proposed disclosure enhancements be made in all future filings, but that no amendments of prior filings be required.

Form 10-K for the Year Ended December 31, 2007

Consolidated Financial Statements, page 37

Notes to the Consolidated Financial Statements, page 44

Note 2 – Summary of Significant Accounting Policies, page 46

Revenue Recognition, page 47

1.           Staff Comment – It appears that all of your revenues are currently generated by crop sales.  Please tell us how you considered the guidance in paragraph 10 of SFAS 67 when determining your revenue recognition policy.  If you do not believe that your current revenues are generated by incidental operations, please explain to us, and briefly disclose to your investors somewhere appropriate in your filings, how you reached this conclusion as it may be unclear from your current disclosures.

Company Response –

It is the Company's position that, for the reasons set forth below, revenues generated by crop sales are not revenues generated by "incidental operations".  We have therefore determined that the guidance in paragraph 10 of SFAS 67 should not apply.

In preparing its periodic financial statement filings, we have considered the guidance in Paragraph 10 of SFAS 67.  SFAS 67 defines Incidental Operations as "Revenue-producing activities engaged in during the holding or development period to reduce the cost of developing the property for its intended use, as distinguished from activities designed to generate a profit or a return from the use of the property."  We do not view the Company’s agricultural operations as incidental operations under this definition.

In Note 1 to our Consolidated Financial Statements, we have indicated to the reader that the Company’s objective is to realize the highest and best use of our assets.  Our primary assets consist of land and access to the underlying aquifer systems.  We believe that the highest and best use of these assets at this time is the development of both agriculture and the water resources.  Over the longer term, residential and commercial development could become economically attractive as well.

While the majority of our efforts have been focused on the Cadiz Project in recent years; our agricultural operations remain a priority and have never been intended merely "to reduce the cost of developing the property for its intended use".  Our agricultural operations are, in and of themselves, an intended use of the property.  As noted in the Company's prior public filings, these agricultural operations have been designed to generate a profit from the use of the property.  Crop prices have been rising recently, and we anticipate that further agricultural development on the Cadiz Ranch will become attractive as time passes.

For these reasons, we have concluded that our agricultural activities are not "incidental operations" as defined in SFAS 67.

We respectfully submit that our intention in Note 1 to our Consolidated Financial Statements was to indicate to the reader that there are both agricultural development capability and water storage and supply capability on our properties.  We will further clarify this point to the reader by making the following amendment to our disclosure in Note 1 (amendment in italics):

“The Company’s objective is to realize the highest and best use of these assets.  In 1993, Cadiz acquired permits for up to 9,600 acres of agricultural development in the Cadiz Valley and the withdrawal of more than 1 million acre-feet of groundwater from the aquifer system underlying the property.  The Company believes that the location, geology and hydrology of this property is uniquely suited for both agricultural development and the development of a groundwater storage and dry-year supply program to augment the water supplies available to Southern California”.

Note 3 – Property, Plant, Equipment and Water Programs, page 52

2.           Staff Comment – We note on page 49 that your water programs are water rights and water storage and supply programs.  We also note that the costs capitalized in water programs are costs expected to be recovered through future revenues and consist of direct labor, drilling costs, consulting fees for various engineering, hydrological, environmental and feasibility studies and other professional and legal fees.  We also read at the bottom of page 49 that you review the valuation of your water program annually and have concluded that the carrying amount of the program was not impaired, despite the actions taken by Metropolitan.  To help us better understand your conclusion with regards to the lack of impairment, please respond to the following comments:

•
We read at the bottom of page 49 that you expect to recover your costs through implementation of the Cadiz Project with other government organizations, water agencies and private water users.  Please explain to us in more detail what your water assets are composed of, who these other water users are, and how you concluded that you would be able to recover your costs through projects with these other users.  Please address each project separately in your response, including a description of the steps needed to complete each project, an estimate of capital needed to complete each project and the approximate time frame to completion.

•	Please tell us how you considered providing information similar to the above bullet point somewhere appropriate in your filing, as we believe this would be useful to your investors.

•
Please provide us with your 2007 impairment analysis of your water program assets under SFAS 144.  Your response should include a discussion of the significant assumptions used in your analysis and why you believe your assumptions are reasonable, including explaining the impact of the Metropolitan lawsuit, if any, on your analysis.

•
Please explain to us whether any of the events that have occurred in 2008 related to the Metropolitan lawsuit have caused you to reassess your 2007 impairment analysis, and provide us with the reasoning behind your conclusion.

Company Response –

As described in Note 2 of our Consolidated Financial Statements, capitalized water project costs consist of direct labor, exploratory well drilling costs, consulting fees and expenses for various engineering, hydrological, environmental and feasibility studies, and other professional and legal fees.  There is no other value attributed to water resources on the Company’s consolidated balance sheets.  Water rights have not been purchased separately from the Company’s land holdings, so the initial cost of securing these rights is included in amounts shown under the “Land and Land Improvements” caption in Note 3 to the Consolidated Financial Statements.

                 There are three water projects for which costs have been capitalized: (1) the Cadiz Project; (2) the Piute Valley project; and (3) the Danby project.  Each of these projects is described in Part 1, Item 1 of our most recent 10-K filing under the caption “Narrative Description of the Business – Water Resource Development”.  Because of the de minimis nature of costs capitalized for the Piute Valley project (approximately $250,000) and the Danby project (approximately $3,000), we will focus our response on the Cadiz Project, which comprises the majority of water project costs capitalized (approximately $14 million).

As prescribed in SFAS 144, impairment of this carrying value occurs if and when the carrying value of the asset or group of assets is not recoverable and exceeds fair value.  The recoverability analysis is to be based on undiscounted, probability-weighted project cash flows.  Thus, the Company’s impairment analysis is limited to an analysis of undiscounted, probability-weighted project cash flows and a determination whether the sum of such probability-weighted project cash flows is less than $14 million.

Metropolitan member agencies and private utilities connected to the Metropolitan water distribution system are natural customers of the Cadiz Project and potential sponsors.  Ever since Metropolitan elected not to proceed with the Cadiz Project in 2002, several of these agencies have been in regular contact with the Company.  Water supplies in the Southwest are tight, and these agencies and utilities are actively seeking additional water supplies.  The San Diego, Orange County and Los Angeles water agencies are among those aggressively implementing water conservation programs and seeking new water sources.  At the same time, the Governor of the State of California has declared a water emergency and supports legislation that would provide over $10 billion of State bond funds for additional water storage.  As noted in Item 1 of our 10-K report under “Narrative Description of the Business – Water Resource Development”, the Company is continuing discussions with these and other public agencies regarding their interest in participating in the Cadiz Project.  However, no specific arrangements have been entered into with any of these entities.

Nevertheless, existing market conditions ensure that the Cadiz Project would have significant value if the development can be completed, and we are confident that the $14 million of capitalized project costs will be recovered in a future development agreement with one or more water agencies or private utilities, thereby supporting the Company’s conclusion that the $14 million of capitalized project costs was and is not impaired.

The Cadiz Project is one of the largest new ground water storage and dry-year supply projects that has been proposed in the State of California, and it has been structured as a public-private partnership.  It is subject to a complex permitting and approval process during a time of rapidly changing environmental policies and priorities.  The Company’s public filings have not included a detailed development plan, because our experience indicates that the process is not predictable and that the form and sequence of future steps are uncertain.  However, the Company believes that it has provided meaningful disclosure concerning the steps that have been and are being taken to implement the Cadiz Project.

In general, the development plan has several elements:

1.	Federal and state environmental permits

2.	A pipeline right-of-way from the Colorado River Aqueduct to the project area

3.	A storage and supply agreement with one or more public water agencies or private water utilities

4.	Construction and working capital financing

Our joint venture with Metropolitan addressed the first three of these elements, and these requirements would have been satisfied if the Metropolitan Board had voted to accept the pipeline right-of-way offered to the Cadiz Project by the Department of the Interior and had completed the environmental review process in October, 2002.

In 2002, the construction cost of the Cadiz Project was estimated to be $150 million.  We have not updated this estimate; however, we would expect the current cost to be 30-40% higher today, primarily due to higher energy and raw material costs.  We continue to estimate that the construction period would be approximately 2 years.

While our historical filings do not specifically address the project development path, we have consistently provided a narrative of the steps that the Company has been taking to complete the entitlement process.  We have further mentioned the project financing need in the risk factors discussion.  In future filings, we propose to add the following sentence at the end of the third paragraph in Note 1 of the Notes to the Consolidated Financial Statements - Description of Business (addition in italics):

“… To this end, in 1997 Cadiz entered into the first of a series of agreements with the Metropolitan Water District of Southern California (“Metropolitan”) to jointly design, permit and build such a project (the “Cadiz Project”).  In general, several elements are needed to complete the development: (1) federal and state environmental permits; (2) a pipeline right-of-way from the Colorado River Aqueduct to the project area; (3) a storage and supply agreement with one or more public water agencies or private water utilities; and (4) construction and working capital financing.”

The Company’s impairment analysis is a two step process: (1) an analysis of the potential value of a water storage and dry-year supply project with the capacity and water quality of the Cadiz Project; and (2) an estimate of the probability that the value of the Cadiz Project will be realized.  The estimate of project value is multiplied by the probability estimate to compute an expected value.  This expected value is compared with the $14 million of capitalized project costs.

An important foundation of the Cadiz Project value is the higher cost of other surface water storage alternatives.  The capital cost of the Cadiz Project pipeline, spreading basins and well fields is dramatically lower than the cost of the land and the dams needed for a new surface reservoir of similar capacity.  Diamond Valley Lake in Hemet, CA, is the last surface reservoir of significant size that has been built in California.  The reservoir was completed and filled in 2003.  Total storage capacity is 800,000 acre-feet, and the total project cost in 2003 was $1.9 billion.  In contrast, the Cadiz Project has a storage capacity of 1 million acre-feet (2 million, if one includes temporary withdrawals of groundwater), and the capital cost of the project was estimated to be $150 million in 2003.

Water is an increasingly scarce resource in Southern California, as population growth creates higher demand, while a smaller allotment of Colorado River water, climate change and ecological constraints on water deliveries from the northern part of the state are reducing supply.  Water supplies are increasingly tight, and water prices are rising rapidly.

In 2001, the Company negotiated a water program contract structure with Metropolitan1.  That agreement placed a $230 per acre-foot value on initial water transfers with a provision for upward adjustment by half the difference between that amount and “fair market value”, subject to certain limitations.  At the time, the economics of these agreements were reviewed by several equity analysts specializing in the valuation of water companies.  Charles Schwab & Co’s. Washington Research Group developed a detailed cash flow model that valued the contracts at $473 million.2  While a future project would have a different set of financial arrangements, the trend of steadily increasing water demand and prices would indicate that the project value has not declined.

In late 2007, the Company retained the services of David L. Sunding, Ph.D, a professor of agricultural and resource economics at UC Berkley and co-director of the Berkley Water Center.  Dr. Sunding was retained to provide expert testimony on the value of the Cadiz Project to support the Company’s claim for damages in the lawsuit filed against Metropolitan.  While Dr. Sunding’s analysis was not complete prior to the time that the 2007 10-K report was filed, the Company had engaged in a series of preliminary conversations with Dr. Sunding to review his analytical approach and preliminary valuation conclusions.  Those conversations confirmed the Company’s perception that the value of the Cadiz Project had not declined from the 2002 Washington Research Group estimate.  A summary of Dr. Sunding’s final analysis and valuation conclusion is contained in his April 1, 2008 declaration, which is being provided supplementally for reference.  He concluded that “the value of the [Cadiz Project] to Cadiz, had it been implemented, would be in excess of $389 million.”3  The Company agrees with Dr. Sunding’s valuation estimates and the characterization of the $389 million valuation as “conservative”.

The second element of the impairment analysis, an estimate of the probability that the value of the Cadiz Project will be realized, is by nature more subjective.  However, given the conclusion that the project has substantial value, a high probability of success is not required to conclude that the $14 million of capitalized water project costs was not impaired.  If the Cadiz Project is valued at Dr. Sunding’s $389 million “conservative” estimate, a probability of 4% or greater would be sufficient to produce a probability weighted fair value estimate in excess of $14 million.

1   The Cadiz Groundwater Storage and Dry-Year Supply Program Definitive Economic Terms and Responsibilities between Metropolitan Water District of Southern California and Cadiz dated March 6, 2001 previously filed as an Exhibit 10.13 to our Annual Report on Form 10-K for the year ended December 31, 2001 filed on March 28, 2002.
2   Schwab Capital Markets – WRG Strategic Research report dated 3-22-01
3   Declaration of David L. Sunding, PH.D,, in opposition to Defendant’s motions in limine, filed with Superior Court of the State of California for the County of Los Angeles, Case No. BC343232.

                Among other things, the Company has relied on the work of Dr. Sunding in reaching these conclusions.  The Company believes that the Cadiz Project is a uniquely situated, environmentally attractive and cost-effective water storage and supply project.  Conversations with a number of Metropolitan’s member agencies and customers have confirmed that the ongoing water shortage and increasing demand for water in Southern California make the project increasingly attractive to these end users, regardless of the position taken by Metropolitan.  In addition, the Company has tested Project valuations for impairment purposes using increasingly conservative estimates and the result was a probability weighted fair value that was in all cases significantly higher than the $14 million carrying value of water program assets.

In light of all of the foregoing considerations, the Company has concluded that the Cadiz Project has substantial value and that the probability that project will be developed and built is sufficiently high that the $14 million of capitalized water project development costs is recoverable and was not impaired on December 31, 2007.

The Metropolitan lawsuit is one of the factors to consider when estimating the probability that the Cadiz Project will proceed.  If the lawsuit yields a positive result to the Company or the parties reach a settlement prior to trial, the probability of success will increase significantly.  On December 31, 2007, the outlook for the Metropolitan lawsuit was promising, and the Company continues to expect that a favorable result will be achieved.

The Company has considered potential developments with the Metropolitan lawsuit when performing its impairment analysis for the year ended December 31, 2007.  No events have occurred in 2008 that were inconsistent with those considerations and, therefore, our current assessment of the realizability of water project costs has not changed from the prior assessment.

Valuation and Qualifying Accounts, page 67

3.           Staff Comment – In future filings, please properly label this valuation and qualifying accounts schedule as Schedule II, rather than Schedule I.

Company Response -

We will correct this typographical error and will use the appropriate schedule number in future filings.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission, or any person under the federal securities laws of the United States.

Cadiz Inc. By: /s/ O'Donnell Iselin II O'Donnell Iselin II Chief Financial Officer